Exhibit 99.1

Materialise Reports Second Quarter 2023 Results

LEUVEN, Belgium--(BUSINESS WIRE)—July 26, 2023 -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the second quarter ended June 30, 2023.

Highlights – Second Quarter 2023

•	Total revenue increased 11.6% to 64,810 kEUR compared to 58,070 kEUR for the second quarter of 2022.

•	Total deferred revenue from annual software sales and maintenance fees amounted to 41,740 kEUR compared to 42,780 kEUR at December 31, 2022.

•	Adjusted EBITDA increased 12.2% to 4,755 kEUR compared to 4,240 kEUR for the corresponding 2022 period.

•	Excluding an unexpected adverse arbitration award for (5,189) kEUR, the Adjusted EBITDA margin for the quarter would have been 15.3%.

•	Net profit for the second quarter of 2023 was (494) kEUR, or (0.01) EUR per diluted share, compared to 896 kEUR, or 0.02 EUR per diluted share, for the corresponding 2022 period.

Executive Chairman Peter Leys commented, “Materialise delivered another strong operational performance in the second quarter of 2023. Our consolidated revenues of 64,810 kEUR rose almost 12% compared to the same period last year, with increased revenues in all three of our segments. Materialise Medical had an especially robust performance with revenue increasing 20%. Our Q2 2023 consolidated Adjusted EBITDA of 4,755 kEUR represents an increase of more than 12% compared to last year's corresponding period despite the (5,189) kEUR negative impact resulting from an unexpected adverse resolution of an arbitration proceeding in May 2023. Given the strength of our fundamental operations, we are able to maintain the guidance previously provided for both our 2023 revenue and our Adjusted EBITDA.”

Second Quarter 2023 Results

Total revenue for the second quarter of 2023 increased 11.6% to 64,810 kEUR from 58,070 kEUR for the second quarter of 2022. Adjusted EBITDA amounted to 4,755 kEUR for the second quarter of 2023 compared to 4,240 kEUR for the corresponding 2022 period. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the second quarter of 2023 was 7.3%, equal to the second quarter of 2022. Excluding the (5,189) kEUR negative impact resulting from the unexpected adverse resolution of an arbitration proceeding, our Adjusted EBITDA margin for the quarter would have been 15.3%.

Revenue from our Materialise Software segment increased 3.6% to 11,030 kEUR for the second quarter of 2023 from 10,642 kEUR for the same quarter last year. Segment EBITDA increased to 1,973 kEUR from 821 kEUR while the segment EBITDA margin was 17.9% compared to 7.7% for the corresponding prior-year period.

Revenue from our Materialise Medical segment increased 19.6% to 24,945 kEUR for the second quarter of 2023 compared to 20,855 kEUR for the same period in 2022. Segment EBITDA amounted to 2,683 kEUR for the second quarter of 2023 compared to 4,474 kEUR while the segment EBITDA margin was 10.8% compared to 21.5% for the second quarter of 2022. The Medical segment EBITDA for the second quarter of 2023 includes the (5,189) kEUR negative effect from an arbitration award granted against us in our previously disclosed indemnification dispute with Zimmer Biomet related to certain joint replacement devices. Excluding the (5,189) kEUR negative impact, the Adjusted EBITDA margin of our Medical segment for the quarter would have been 31.6%.

Revenue from our Materialise Manufacturing segment increased 8.5% to 28,835 kEUR for the second quarter of 2023 from 26,574 kEUR for the second quarter of 2022. Segment EBITDA amounted to 2,708 kEUR compared to 1,581 kEUR for the same period last year, while the segment EBITDA margin was 9.4% compared to 5.9% for the second quarter of 2022.

Gross profit was 37,047 kEUR for the second quarter of 2023 compared to 32,030 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 57.2% compared to 55.2% for the second quarter of 2022.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses decreased in the aggregate by 1.3% to 33,176 kEUR for the second quarter of 2023 from 33,613 kEUR for the second quarter of 2022, with disciplined cost containment in S&M and G&A fully offsetting the increased costs of our continued R&D efforts.

Net other operating income, which includes the negative impact from the adverse arbitration award, was (4,468) kEUR compared to 498 kEUR for the second quarter of 2022.

Operating result amounted to (597) kEUR compared to (1,084) kEUR for the second quarter of 2022.

Net financial result was 635 kEUR compared to 2,580 kEUR for the second quarter of 2022.

The second quarter of 2023 contained income tax expenses of (532) kEUR, compared to (600) kEUR in the second quarter of 2022.

As a result of the above, net result for the second quarter of 2023 was (494) kEUR, compared to 896 kEUR for the same period in 2022. Total comprehensive income for the second quarter of 2023, which includes exchange differences on translation of foreign operations, was 140 kEUR compared to 771 kEUR for the corresponding 2022 period.

At June 30, 2023, after payment of the 5,189 kEUR arbitration award, we had cash and cash equivalents of 136,285 kEUR compared to 140,867 kEUR at December 31, 2022. Gross debt amounted to 72,412 kEUR, compared to 80,980 kEUR at December 31, 2022. As a result, our net cash position (cash and cash equivalents less gross debt) was 63,873 kEUR, an increase of 3,986 kEUR compared to December 31, 2022

Cash flow from operating activities for the second quarter of the year 2023 was 775 kEUR compared to 8,636 kEUR for the same period in 2022. Total capital expenditures for the second quarter of 2023 amounted to 2,119 kEUR.

Net shareholders’ equity at June 30, 2023 was 233,393 kEUR compared to 228,928 kEUR at December 31, 2022.

2023 Guidance

Mr. Leys concluded, “Seven months into 2023, Materialise continues to expect to report consolidated revenue towards the high end of the 255,000 kEUR to 260,000 kEUR range we previously provided. We are also maintaining, despite the unexpected arbitration award granted against us in May 2023 for a total amount of (5,189) kEUR, our Adjusted EBITDA guidance between 28,000 kEUR and 33,000 kEUR for fiscal year 2023”.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0866, the reference rate of the European Central Bank on June 30, 2023.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2023 on Wednesday, July 26, 2023, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

•	To access the conference call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or to receive a call to connect to Materialise’s conference call.

o	https://register.vevent.com/register/BI53606bb1a4de423d813eba83e6ecd558

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBITDA, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the ongoing military conflict between Ukraine and Russia and economic sanctions thereto as well as by inflation and increased labor, energy and materials costs), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In '000	2023	2023	2022	2023	2022
	U.S.$	€	€	€	€
Revenue	70,423	64,810	58,070	130,702	111,032
Cost of Sales	(30,168)	(27,764)	(26,040)	(56,814)	(50,118)
Gross Profit	40,255	37,047	32,030	73,888	60,914
Gross profit as % of revenue	57.2%	57.2%	55.2%	56.5%	54.9%

Research and development expenses	(10,311)	(9,489)	(8,955)	(18,506)	(16,770)
Sales and marketing expenses	(15,385)	(14,159)	(14,954)	(28,459)	(28,469)
General and administrative expenses	(10,353)	(9,528)	(9,704)	(18,573)	(18,148)
Net other operating income (expenses)	(4,855)	(4,468)	498	(3,948)	1,436
Operating (loss) profit	(649)	(597)	(1,084)	4,402	(1,036)

Financial expenses	(728)	(670)	(1,320)	(2,045)	(2,561)
Financial income	1,419	1,305	3,901	2,114	5,517
Share in loss of joint venture	-	-	-	-	-
(Loss) profit before taxes	42	38	1,496	4,471	1,921

Income Taxes	(578)	(532)	(600)	(1,249)	(898)
Net (loss) profit for the period	(536)	(494)	896	3,221	1,023
Net (loss) profit attributable to:	-
The owners of the parent	(530)	(488)	903	3,234	1,036
Non-controlling interest	(7)	(6)	(7)	(13)	(13)

Earning per share attributable to owners of the parent
Basic	(0.01)	(0.01)	0.02	0.05	0.02
Diluted	(0.01)	(0.01)	0.02	0.05	0.02

Weighted average basic shares outstanding	59,067	59,067	59,064	59,067	59,064
Weighted average diluted shares outstanding	59,067	59,067	59,095	59,070	59,100

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In 000€	2023	2023	2022	2023	2022
	U.S.$	€	€	€	€
Net profit (loss) for the period	(536)	(494)	896	3,221	1,023
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	689	634	(125)	1,242	1,291
Non-recycling
Fair value adjustments through OCI - Equity instruments	-	-	-	-	-
Other comprehensive income (loss), net of taxes	689	634	(125)	1,242	1,291
Total comprehensive income (loss) for the year, net of taxes	152	140	771	4,463	2,314
Total comprehensive income (loss) attributable to:
The owners of the parent	157	144	778	4,473	2,327
Non-controlling interests	(4)	(4)	(7)	(10)	(13)

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
In 000€	2023	2022
Assets
Non-current assets
Goodwill	44,345	44,155
Intangible assets	35,780	37,875
Property, plant & equipment	94,599	94,276
Right-of-Use assets	8,277	8,420
Investments in joint ventures	-	-
Deferred tax assets	1,251	1,186
Investments in convertible loans	3,618	3,494
Investments in non-listed equity instruments	307	307
Other non-current assets	4,997	5,136
Total non-current assets	193,173	194,847
Current assets
Inventories	16,007	16,081
Trade receivables	45,859	51,043
Other current assets	8,935	8,424
Cash and cash equivalents	136,285	140,867
Total current assets	207,085	216,414
Total assets	400,259	411,262

	As of June 30,	As of December 31,
In 000€	2023	2022
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,895	233,895
Retained earnings and other reserves	(4,951)	(9,427)
Equity attributable to the owners of the parent	233,431	228,955
Non-controlling interest	(38)	(28)
Total equity	233,393	228,928
Non-current liabilities
Loans & borrowings	49,823	55,873
Lease liabilities	5,123	5,147
Deferred tax liabilities	3,947	4,312
Deferred income	8,633	9,277
Other non-current liabilities	1,006	1,611
Total non-current liabilities	68,532	76,220
Current liabilities
Loans & borrowings	14,631	17,058
Lease liabilities	2,835	2,902
Trade payables	22,790	23,230
Tax payables	2,129	1,246
Deferred income	40,579	41,721
Other current liabilities	15,370	19,957
Total current liabilities	98,334	106,114
Total equity and liabilities	400,259	411,262

Consolidated statement of cash flows (Unaudited)

	for the six months ended June 30,
In 000€	2023	2022
Operating activities
Net (loss) profit for the period	3,221	1,023
Non-cash and operational adjustments
Depreciation of property plant & equipment	7,364	7,630
Amortization of intangible assets	3,334	3,186
Impairment of goodwill and intangible assets	-	-
Share-based payment expense	-	(97)
Loss (gain) on disposal of intangible assets and property, plant & equipment	(106)	31
Movement in provisions	(591)	5
Movement reserve for bad debt and slow moving inventory	272	136
Financial income	(2,095)	(5,509)
Financial expense	2,055	2,564
Impact of foreign currencies	(84)	(61)
(Deferred) income taxes	1,254	885
Working capital adjustments	(3,336)	10,154
Decrease (increase) in trade receivables and other receivables	4,269	1,450
Decrease (increase) in inventories and contracts in progress	81	(2,839)
Increase (decrease) in deferred revenue	(1,772)	3,658
Increase (decrease) in trade payables and other payables	(5,914)	7,884
Income tax paid & Interest received	531	(201)
Net cash flow from operating activities	11,819	19,747

	for the six months ended June 30,
In 000€	2023	2022
Investing activities
Purchase of property, plant & equipment	(4,333)	(7,494)
Purchase of intangible assets	(1,056)	(2,553)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	218	184
Acquisition of subsidiary (net of cash)	-	(25,610)
Net cash flow used in investing activities	(5,172)	(35,473)
Financing activities
Repayment of loans & borrowings	(8,617)	(9,018)
Repayment of leases	(1,744)	(1,668)
Capital increase	-	-
Interest paid	(891)	(1,155)
Other financial income (expense)	(33)	604
Net cash flow from (used in) financing activities	(11,285)	(11,236)
Net increase/(decrease) of cash & cash equivalents	(4,638)	(26,964)
Cash & Cash equivalents at the beginning of the year	140,867	196,028
Exchange rate differences on cash & cash equivalents	57	(930)
Cash & cash equivalents at end of the period	136,285	168,133

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2023	2022	2023	2022
Net profit (loss) for the period	(494)	896	3,221	1,023
Income taxes	532	600	1,249	898
Financial expenses	670	1,320	2,045	2,561
Financial income	(1,305)	(3,901)	(2,114)	(5,517)
Depreciation and amortization	5,353	5,374	10,664	10,816
EBITDA	4,755	4,289	15,066	9,780
Share-based compensation expense (1)	-	(49)	-	(97)
Adjusted EBITDA	4,755	4,240	15,066	9,683

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended June 30, 2023
Revenues	11,030	24,945	28,835	64,810	0	64,810
Segment (adj) EBITDA	1,973	2,683	2,708	7,364	(2,608)	4,755
Segment (adj) EBITDA %	17.9%	10.8%	9.4%	11.4%		7.3%
For the three months ended June 30, 2022
Revenues	10,642	20,855	26,574	58,070	0	58,070
Segment (adj) EBITDA	821	4,474	1,581	6,876	(2,636)	4,240
Segment (adj) EBITDA %	7.7%	21.5%	5.9%	11.8%		7.3%

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the six months ended June 30, 2023
Revenues	22,381	49,265	59,056	130,702	0	130,702
Segment (adj) EBITDA	4,409	10,035	5,906	20,350	(5,285)	15,066
Segment (adj) EBITDA %	19.7%	20.4%	10.0%	15.6%		11.5%
For the six months ended June 30, 2022
Revenues	21,125	39,201	50,705	111,032	0	111,032
Segment (adj) EBITDA	2,753	7,701	4,192	14,647	(4,963)	9,683
Segment (adj) EBITDA %	13.0%	19.6%	8.3%	13.2%		8.7%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2023	2022	2023	2022
Net profit (loss) for the period	(494)	896	3,221	1,023
Income taxes	532	600	1,249	898
Financial cost	670	1,320	2,045	2,561
Financial income	(1,305)	(3,901)	(2,114)	(5,517)
Operating (loss) profit	(597)	(1,084)	4,402	(1,036)
Depreciation and amortization	5,353	5,374	10,664	10,816
Corporate research and development	737	816	1,459	1,465
Corporate headquarter costs	2,576	2,104	5,238	4,612
Other operating income (expense)	(705)	(640)	(1,412)	(1,211)
Segment adjusted EBITDA	7,364	6,568	20,350	14,647